Exhibit 11

Price Return Swap Agreement

The Parties hereby enter into the Price Return Swap Agreement (hereinafter referred to as “this Agreement”) on December 20, 2023, as follows:

MiCo Ltd. (the “MiCo”)

53, Mosan-ro, Daedeok-myeon, Anseong-si, Gyeonggi-do, Republic of Korea

Mainstream Holdings, Ltd. (the “Mainstream”)

#11-B-05, 11 Floor, 20, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea

The “MiCo” and the “Mainstream” are individually referred to as the “Party”, and collectively as the “Parties”.

Recitals

The “Mainstream” shall acquire 4,800 units (100% ownership) issued by the Target Company (defined in Article 1) in accordance with the Share Purchase Agreement (the “SPA”) entered with the “MiCo” and MiCo BioMed Co., Ltd. on December 20, 2023.

The “Mico” and the “Mainstream” shall be settled the certain fixed returns that the “Mainstream” receives from the “Mico” and the variable returns generated from the Underlying Assets (defined in Article 1) held by the “Mainstream”.

The Parties hereby enter into this Agreement as follows.

Article 1. (Definitions)

Except for terms defined above and separately defined within the provisions of this Agreement, terms used in this Agreement shall have the meanings as defined below unless the context otherwise requires.

“Trading Date” means the date on which trading of the Pledged Shares (defined below) are traded on the Korea Exchange in relation to the Pledged Shares listed on the Korea Exchange.

“Effective Date” means December 21, 2023, as the date that becomes the basis for payment obligations for the Settlement Amount or the Put Option Settlement Amount pursuant to Article 4 of this Agreement. Notwithstanding the foregoing, the Effective Date means the date agreed upon by the “MiCo” and the “Mainstream,” if separately agreed upon.

“Underlying Assets” means 4,800 units of equity shares (100% ownership) issued by the Target Company (defined below) acquired by the “Mainstream” before and after the Effective Date.

“Pledged Shares” means common shares issued by KoMiCo Ltd. held by the “MiCo”.

“Target Company” means MICO IVD HOLDINGS, LLC, incorporated under the laws of the State of Delaware, United States of America.

“Held Shares” means 44,759,388 ordinary shares (11,189,847 shares based on ADS, 29.3% ownership) issued by TRINITY BIOTECH PLC, incorporated under the laws of Ireland, and currently held by the Target Company.

“Held Bonds” means the REDEEMABLE UNSECURED CONVERTIBLE LOAN NOTE with a total face value of $20,000,000 issued on May 3, 2022 by TRINITY BIOTECH PLC, incorporated under the laws of Ireland, and currently held by the Target Company.

“Maturity Date” means the date that is twelve (12) months from the Effective Date; provided, that, if such date is not the Business Day, it means the Business Day that comes immediately thereafter.

“Ground for Default” means that one of the following reasons has occurred to any Party;

(1)

When the any Party initiates bankruptcy proceedings or rehabilitation procedures under the Debtor Rehabilitation and Bankruptcy Act, corporate restructuring procedures under the Corporate Restructuring Promotion Act (including laws that replace it or financial institution agreements that have substantially the same effect, hereinafter the same shall apply), application for the commencement of joint management procedures or pre-joint management procedures under the Creditors’ Association Operating Agreement or similar procedures or applying for the appointment of a conservator or other personnel responsible for the execution of such procedures or when consenting to such an appointment

(2)

When a third party applies for the initiation of the procedures referred to in paragraph (1) against any Party, and such company fails to effectuate such application within thirty (30) days from the date thereof

(3)	When a joint management procedure or a management procedure of the lead creditor bank is initiated against any Party in accordance with the Corporate Restructuring Promotion Act or similar legislation

(4)	When there is a trading suspension order by the bill exchange center against any Party

(5)	When any Party has resolved to dissolve or liquidate itself, or when any Party has initiated legal proceedings for its dissolution or liquidation, or when any Party has ceased its operations

(6)

When any Party, in a state of payment inability, transfers its assets under the pretext of repayment, or enters into negotiations or agreements with creditors for partial debt reduction, maturity extension, or debt restructuring

(7)	When any Party is listed on the list of defaulters

(8)	When the payment of an overdue debt is suspended by explicitly indicating that any Party is unable to repay the debt, or when the bill or check issued is dishonored

“Business Day” means a day on which the head office of a bank is open for business in the Republic of Korea. (For the avoidance of doubt, the Business Day exclude Saturdays, Sundays, public holidays, and days when only some banks or certain branches of banks are open for business.).

“Settlement Amount” means the amount that the “MiCo” or the “Mainstream” shall pay to the other Party pursuant to Article 4 (1).

“Payment Date of the Settlement Amount” means the date on which the “MiCo” or the “Mainstream” shall pay the Settlement Amount to the other Party and shall be classified as follows;

(i)

If the Ground for Early Settlement occurs, it means the date that is three (3) Business Days after the occurrence of the Ground for Early Settlement. (If the date is not the Business Day, the next Business Day shall be considered; provided, that, if the relevant date falls after the Maturity Date, then the Maturity Date shall be the relevant date.).

(ii)	If the Ground for Early Settlement does not occur, it means the Maturity Date. (If the day is not the Business Day, the next Business Day shall be considered.)

“Settlement Standard Amount” means the amount calculated according to the formula below;

The Settlement Standard Amount = The Investment Amount + The Investment Amount × 0.1 × Number of days elapsed from the Effective Date to the Payment Date of the Settlement Amount / 365 (366 for leap years)

“Investment Amount” means the amount expended by the “Mainstream” to acquire the Underlying Assets, which is Fifteen Billion (15,000,000,000) KRW; provided, that, if the actual expenditure differs from this amount, it shall mean the actual expenditure.

“Ground for Early Settlement” means the case where the quantity of the Underlying Assets held by the “Mainstream” becoming zero before the Maturity Date caused by the complete sale of all the Underlying Assets or the completion of the liquidation of the Target Company, or this Agreement is terminated under Article 14 before the Maturity Date.

“Put Option” means the right of the “Mainstream”, as its sole discretion, to request the “MiCo” to purchase all of the Underlying Assets held by the “Mainstream” as of the Notice Receipt Date (defined below) with the Put Option Settlement Amount (defined below) pursuant to Article 4 (2).

“Put Option Settlement Amount” means the amount that the “MiCo” is required to pay to the “Mainstream” if the “Mainstream” exercises the Put Option pursuant to Article 4 (2), and it is calculated according to the formula below;

The Put Option Settlement Amount = The Settlement Standard Amount of Put Option - Total amount of the Recovered Amount received by the “Mainstream” by the Notice Receipt Date

“Settlement Standard Amount of Put Option” means the amount calculated according to the formula below;

The Settlement Standard Amount of Put Option = the Investment Amount + The Investment Amount × 0.1 × Number of days elapsed from the Effective Date to the Payment Date of the Put Option Settlement Amount / 365 (366 for leap years)

“Payment Date of the Put Option Settlement Amount” means the date on which the “Mainstream” received the entire Put Option Settlement Amount from the “MiCo”.

“Recovered Amount” means (i) the amount received by the “Mainstream” from the sale of the Underlying Assets pursuant to this Agreement after deducting various expenses related to taxes, transaction costs, legal fees and other relevant costs, or (ii) the remaining property distribution amount received by the “Mainstream” upon the liquidation of the Target Company pursuant to this Agreement after deducting various expenses related to the liquidation, including taxes, liquidation costs, legal fees, and other relevant costs.

Article 2. (Sales of the Underlying Assets)

The “Mainstream” may sell all or part of the Underlying Assets from the Effective Date up to the date immediately preceding the Maturity Date, once or several times until the number of Underlying Assets becomes zero (0). The “Mainstream”, as its sole discretion, may sell the Underlying Assets at an appropriate price, timing, sales method, etc. and the “MiCo” shall not raise any objections through civil, criminal, administrative, or any other means to the decisions made by the “Mainstream” regarding the terms and conditions of the sale. (For the avoidance of doubt, the terms and conditions of the sale may differ from standard market practices.)

Article 3. (Liquidation of the Target Company)

The “Mainstream” may sell all or part of the Held Shares and/or Held Bonds by the Target Company from the Effective Date up to the date immediately preceding the Maturity Date, once or several times, until the number of the Held Shares and/or Held Bonds becomes zero (0) and liquidate the Target Company and receive distribution of its remaining property. The “Mainstream”, as its sole discretion, may determine the sale at an appropriate price, timing, sales method, etc. and/or liquidation and the “MiCo” shall not raise any objections through civil, criminal, administrative, or any other means to the decisions made by the “Mainstream” regarding the sale and/or liquidation. (For the avoidance of doubt, the terms and conditions of the sale may differ from standard market practices.)

Article 4. (Settlement)

(1)

If the “Mainstream” does not hold the Underlying Assets on the Payment Date of the Settlement Amount, The “MiCo” and the “Mainstream” must pay the other party the Settlement Amount, which is defined and calculated as follows, on the Payment Date of the Settlement Amount;

1.

If the total amount of the Recovered Amount received by the “Mainstream” from selling the Underlying Assets or liquidating the Target Company exceeds Forty Billion (40,000,000,000) KRW, the “Mainstream” shall pay the “MiCo” the amount calculated according to the formula below as the Settlement Amount;

(The Total of the Recovered Amount received – Forty Billion (40,000,000,000) KRW) × 0.8 + (Forty Billion (40,000,000,000) KRW - The Settlement Standard Amount) × 0.9.

2.

If the total amount of the Recovered Amount received by the “Mainstream” from selling the Underlying Assets or liquidating the Target Company is equal to or less than Forty Billion (40,000,000,000) KRW and it exceeds the Settlement Standard Amount, the “Mainstream” shall pay the “MiCo” the amount calculated according to the formula below as the Settlement Amount;

(The Total of the Recovered Amount received – the Settlement Standard Amount) × 0.9.

3.

If the total amount of the Recovered Amount received by the “Mainstream” from selling the Underlying Assets or liquidating the Target Company is equal to the Settlement Standard Amount, the Parties shall not settle.

4.

If the total amount of the Recovered Amount received by the “Mainstream” from selling the Underlying Assets or liquidating the Target Company is less than the Settlement Standard Amount, the “MiCo” shall pay the “Mainstream” the amount calculated according to the formula below as the Settlement Amount;

the Settlement Standard Amount - The Total of the Recovered Amount received.

(2)

If the “Mainstream” holds the Underlying Assets on the Maturity Date (provided, that, if this Agreement is terminated pursuant to Article 14 before the Maturity Date, it shall be deemed to be the date on which the Ground for Early Settlement has occurred), the “Mainstream” may exercise the Put Option according to the following provisions;

1.

To exercise the Put Option, the “Mainstream” shall notify the “MiCo” in writing of its intention to exercise the Put Option (the “Put Option Exercise Notice) no later than one month from the Maturity Date (the “Put Option Exercise Period”).

2.

If the “Mainstream” does not file the Put Option Exercise Notice during the Put Option Exercise Period, the “Mainstream” is deemed to have definitively abandoned the Put Option and the “Mainstream” shall return the Pledged Shares to the “MiCo” within three (3) Business Days from the end of the Put Option Exercise Period.

3.

If the “Mainstream” file the Put Option Exercise Notice within the Put Option Exercise Period, it shall be deemed that a sale agreement has been entered into, where the “MiCo” purchase all of the Underlying Assets held by the “Mainstream” on the date on which the “MiCo” receives the Put Option Exercise Notice (the “Notice Receipt Date”) as the Put Option Settlement Amount. The “MiCo” shall pay the Put Option Settlement Amount to the “Mainstream” within one (1) month from the Notice Receipt Date (provided, that, if this Agreement is terminated under Article 14 before the Maturity Date, it shall be deemed to be the earlier of either one month from the Notice Receipt Date or the previous Business Day before the Maturity Date), and the “Mainstream” shall return the Pledged Shares to “the MiCo” within one (1) Business Day from the Payment Date of the Put Option Settlement Amount.

(3)

The Party obligated to pay the Settlement Amount or the Put Option Settlement Amount under this article shall not, under any circumstances, offset or claim a deduction from the payment obligation of the Settlement Amount or the Put Option Settlement Amount with any receivables they hold against the other Party and shall pay the full Settlement Amount or Put Option Settlement Amount to the other Party.

Article 5. (Fees)

(1)	The “MiCo” shall pay the Profit and Loss Settlement Fee calculated according to the formula below to the “Mainstream” at the Effective Date;

The Profit and Loss Settlement Fee = The Investment Amount × 1.3%.

(2)

If the Ground for Early Settlement occurs, the “MiCo” shall pay the Early Settlement Fee calculated according to the formula below to the “Mainstream” at the day the Ground for Early Settlement occurs;

The Early Settlement Fee = The Investment Amount × 0.8% × Number of days from the occurrence of the Ground for Early Settlement to the Maturity Date / 365 (366 for leap years)

(3)

The Profit and Loss Settlement Fee and the Early Settlement Fee pursuant to this Article shall be paid without any deduction or set-off. For the avoidance of doubt, it shall not deduct the Profit and Loss Settlement Fee or the Early Settlement Fee from amounts received by the “Mainstream” pursuant to Article 4 including (i) the Settlement Amount, (ii) the Put Option Settlement Amount or (3) any other amount including dividends that the “Mainstream” received from the Underlying Assets.

Article 6. (Dividends)

The “Mainstream” shall retain ownership of all payment amounts received as a holder of the Underlying Assets including dividends. The “Mainstream” shall not be obligated to make any payment of such amounts to the “MiCo,” and the “MiCo” shall not claim such amounts from the “Mainstream.”

Article 7. (Voting Rights)

The “Mainstream” shall exercise voting rights as a holder of the Underlying Assets. The “MiCo” shall not request the “Mainstream” to (i) delegate voting rights to them, (ii) direct the content of the voting rights exercise, or (iii) allow them to be involved in the exercise of voting rights through any means.

Article 8. (Default Interest)

If either the “MiCo” or the “Mainstream” fails to fulfill their obligations to pay of the amounts they are required to pay to the other Party under this Agreement within the specified payment deadline, they shall pay interest on the unpaid amount at an annual rate of 3% as the Default Interest. When calculating the Default Interest pursuant to this article, one year shall be deemed to have 365 days (366 for leap years), and the Default Interest is calculated based on the actual number of elapsed days. In calculating the actual number of elapsed days, the first day is included, and the last day is not included.

Article 9. (Security)

(1)

Upon entering into this Agreement, at the same time, the “MiCo” shall provide to the “Mainstream” with the Pledged Shares equivalent to 250% of the Investment Amount (the “Security Standard Amount”) to guarantee the payment obligations to the “Mainstream” (the “Secured Debt”) under this Agreement. For the avoidance of doubt, the number of Pledged Shares shall be calculated by dividing the Security Standard Amount by the closing price of the Pledged Shares on the day before the closing date of the SPA (if the closing date is not the Trading Date, the immediately following the Trading Date), rounded up to one decimal place.

(2)

If (i) the value of the total Pledged Shares calculated based on the closing price of the Pledged Shares (the “Security Valuation Amount”) on any trading date after the Effective Date is less than 200% of the Investment Amount (the “Minimum Security Standard Amount”) and (ii) the Security Shortage status is maintained for five (5) consecutive Trading Dates including the relevant Trading Date, the “Mainstream” shall request the “MiCo” to provide additional shares to “the Mainstream”, equal to the difference between the value of the total Pledged Shares based on the closing price of the Pledged Shares on the fifth Trading Date (the “Security Shortage Date”) and the Security Standard Amount (the “Security Shortage Amount”), within three (3) Business Days from the Security Shortage Date (the “Additional Pledged Shares”).

(3)

The “MiCo” shall provide the “Mainstream” with the Additional Pledged Shares equivalent to the Security Shortage Amount within three (3) Business Days from the date of receiving the request from the “Mainstream” pursuant to Article 9 (2). For the avoidance of doubt, the number of shares provided as the Additional Pledged Shares shall be calculated by dividing the Security Shortage Amount by the closing price of the Pledged Shares on the Security Shortage Date, rounded up to one decimal place. Even if the Security Valuation Amount exceeds the Security Standard Amount, the “Mainstream” shall not return the previously provided the Pledged Shares or the Additional Pledged Shares.

(4)

If the value of the total Pledged Shares based on the closing price of the Pledged Shares on the Regular Security Valuation Dates, which are March 21, 2024, June 21, 2024, and September 21, 2024, after the Effective Date (if such date is not the Trading Date, the Trading Date immediately thereafter, hereinafter the “Regular Security Valuation Date”) (the “Regular Security Valuation Amount”), falls below the Security Standard Amount, The “MiCo” shall additionally provide the “Mainstream” with shares in addition to the existing Pledged Shares (the “Regular Additional Pledged Shares”) equal to the amount less than the Security Standard Amount (the “Regular Security Shortage Amount”) by the next Business Day of the Regular Security Valuation Date. For the avoidance of doubt, the number of shares provided as the Regular Additional Pledged Shares shall be calculated by dividing the Regular Security Shortage Amount by the closing price of the Pledged Shares on the Regular Security Valuation Date, rounded up to one decimal place. Even if the Regular Security Valuation Amount exceeds the Security Standard Amount, the “Mainstream” shall not return the existing Pledged Shares.

(5)

If the “MiCo” fails to repay the Secured Debt to the “Mainstream”, the “Mainstream” may sell the received Pledged Shares and use the proceeds, after deducting all expenses, to offset the “MiCo”‘s repayment of the Secured Debt.

(6)	The “Mainstream” shall return the remaining balance, if any, to the “MiCo” after receiving full repayment of the Secured Debt of the “MiCo” pursuant to Article 9 (5).

(7)	If there is any remaining Secured Debt after offsetting according to Article 9(5), the “MiCo” shall repay it.

(8)	The details of the Pledged Shares provided by the “MiCo” are governed by the Stock Pledge Agreement to be entered into between the “MiCo” and the “Mainstream”.

Article 10. (Representations and Warranties)

The Parties shall confirm and guarantee the following matters in relation to the conclusion and implementation of this Agreement;

1.

The Parties is duly organized and validly existing under the laws of the Republic of Korea, has obtained all necessary permits for its operations, and has complied with all conditions under such permits as required by the relevant laws and regulations.

2.	The Parties’ conclusion of this Agreement and performance of their obligations hereunder and other documents related thereto are acts within the scope of their legal capacity.

3.	The Parties have completed the internal authorization procedures necessary to conclude this Agreement and other documents related thereto and perform its obligations hereunder.

4.

The Parties’ conclusion of this Agreement and other documents related thereto and performance of their obligations hereunder do not violate or contravene any applicable laws, regulations, articles of incorporation, court judgments, or orders of government authorities, or any other contractual restrictions.

5.

The Parties have validly obtained all necessary third-party consents and government approvals required for the conclusion of this Agreement and related documents, as well as for the performance of their obligations hereunder, and all such consents and approvals are in compliance with their respective conditions.

6.	The obligations undertaken by the Parties under this Agreement and other related documents are legally valid and binding.

7.

No event or circumstance has occurred that constitutes the Termination as set forth in this Agreement, and no such event has arisen as a result of entering into this Agreement and other related documents thereto or performing the obligations hereunder.

8.

The Parties agree that any claim, suit, arbitrations or other proceeding that may affect the legality or validity of this Agreement and any other documents related thereto, or that may affect the financial condition or ability of each Party to perform its obligations hereunder. There are no significant claims, lawsuits, arbitrations or other proceedings pending, nor are there any concerns that any such proceedings may be filed.

9.	All information provided by each Party to the other Party in writing is true, accurate and complete in all respects as of the date of provision.

10.

The Parties do not rely on any recommendations from each other regarding this Agreement and the transactions related to it other than the representations specified in this Agreement. The Parties make decisions about entering into the transactions based on their own judgment and, if necessary, in consultation with experts. The Parties also acknowledge that they understand and are willing to bear the risks associated with the transactions under this Agreement.

11.

The “MiCo” confirms that the conclusion and performance of this Agreement does not violate the Capital Markets and Financial Investment Services Act and other laws and regulations applicable to the “MiCo” prohibiting the use of undisclosed information and confirms that there are no such concerns.

Article 11. (Indemnification)

Except as otherwise expressly provided in this Agreement, if each Party (the “Indemnifying Party”) makes false or inaccurate representations and warranties in this Agreement, or breaches its obligations, representations, or agreements in this Agreement, thereby causing the other Party (the “Indemnified Party”) to incur damages, losses, payment obligations, liabilities, expenses, or costs (including but not limited to damages, interest, penalties, fines, and attorneys’ and other experts’ fees and investigation costs, hereinafter referred to as the “Losses”), the Indemnifying Party shall compensate the Indemnified Party for all Losses incurred as a result thereof.

Article 12. (Confidentiality)

The Parties agree not to disclose the fact of the conclusion of this Agreement, its contents, and any other matters related to this Agreement to third parties (except for attorneys, accountants, other professionals providing advice to the Parties concerning this Agreement, and relevant investment institutions); provided, that, this shall not apply to cases where disclosure is made in accordance with relevant statutes, courts or governmental authorities (including, but not limited to, disclosure obligations or reporting obligations under relevant laws and regulations), for the performance of necessary authorization, permission, reporting obligations, submission of evidence, etc.

Article 13. (Notice)

(1)

Each notice, demand or other communication to be given or made under this Agreement between the Parties shall be by writing, facsimile or email, using the following the notification address. All such notices or communications shall be deemed to have been given and received when (i) delivered by registered mail or courier service with proof of delivery, (ii) sent by a reputable commercial courier with tracking and delivery confirmation, (iii) transmitted by facsimile with transmission confirmation, or (iv) confirmed as received by email.

MiCo Ltd.

Attention: Jeong Dae-ro

Address: 68, Dongtansandan 2-gil, Hwaseong-si, Gyeonggi-do

Phone:

Fax:

Email:

Mainstream Holdings, Ltd.

Attention: Kim Chang-hee

Address: #11-B-05, 11 Floor, 20, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul

Phone:

Fax:

Email:

(2)

If the notification address is changed, the Parties shall immediately notify the other Party. If such Party, without any fault on their part, does not receive the notice of the change in the notification address, and sends the notice to the previous notification address in good faith, the other Party shall not raise objections to the validity of such notice.

Article 14. (Termination)

(1)

This Agreement shall come into effect from the date of its conclusion, and it shall remain effective unless (i) The Parties mutually agree in writing to terminate this Agreement, (ii) the settlement obligations of the “MiCo” or the “Mainstream” under this Agreement have conclusively extinguished, or (iii) this Agreement is terminated pursuant to the Article 14 (2), (3) and (4) (this agreement shall not be terminated for any other reason).

(2)

Each Party may request rectification from the other Party if the other Party fails to fulfill its obligations under this Agreement. If the violation is not rectified within ten (10) Business Days from the date of the rectification request, the notifying Party may provide written notice to the other Party and immediately terminate this Agreement.

(3)	Each Party may notify the other Party in writing and immediately terminate this Agreement in the event the Ground for Default occurs.

(4)

In case of (i) an external auditor refuses an audit opinion or presents an adverse or qualified opinion with respect to the “MiCo”, (ii) the shares issued by the “MiCo” or KoMiCo Ltd., which are listed on the Korea Exchange, become designated as a managed stock, the grounds for delisting occur, or trading is suspended for more than five (5) Trading Dates consecutively (excluding cases where temporary trading suspension is mandatory in accordance with relevant laws and regulations of the Korea Exchange due to certain corporate legal actions of the “MiCo” or its affiliates, such as merging, dividing, or reducing capital, etc.), or (iii) there is a change in control, including a change in the largest shareholder, with respect to the “MiCo” or KoMiCo Ltd., the “Mainstream” may provide written notice to the “MiCo” and terminate this Agreement immediately.

(5)

If this Agreement is terminated before the Maturity Date in accordance with this Article, it shall be deemed the Ground for Early Settlement occurred and the “MiCo” and the “Mainstream” shall settle in accordance with Article 4.

(6)	The termination of this Agreement under this Article shall not affect the rights exercised against the other Party that have already arisen by the termination date.

Article 15. (Severability)

If any one or more of the provisions of this Agreement is determined to be invalid, illegal, or otherwise unenforceable by administrative, legislative, judicial, or other authorities or decisions, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The invalid, illegal, or otherwise unenforceable provision shall be replaced with a provision that is as close as possible to the original content and intent of that provision while remaining valid, legal, and enforceable; provided, that, this does not apply if the purpose of this contract becomes impossible to achieve due to invalidity, illegality or other unenforceable provisions.

Article 16. (Amendment)

This Agreement shall not be modified, amended, canceled, or altered except by a written agreement signed by the Parties, and it shall not be amended by custom, practice or course of business. Any modifications or amendments to this Agreement shall be bind on the Parties only if entered into in writing.

Article 17. (Assignment)

(1)

The “Mainstream” shall not transfer or assign its rights and obligations under this Agreement to a third party except with the prior written consent of the “MiCo”; provided, that, if the “MiCo” fails to fulfill its payment obligations under Article 4, the “Mainstream” may, as its sole discretion, transfer receivables of the Settlement Amount or the Put Option Settlement Amount and related rights in accordance with Article 4, without the consent of the “MiCo”.

(2)	The “MiCo” shall not transfer or assign its rights and obligations under this Agreement to a third party except with the prior written consent of the “Mainstream”.

Article 18. (Cumulative Remedies)

The rights and legal remedies provided for in this Agreement are not mutually exclusive and may be exercised partially or cumulatively as its sole discretion of each Party and do not exclude any rights or legal remedies recognized by the applicable laws for each party.

Article 19. (Entire Agreement)

This Agreement and any documents and instruments hereto with respect to this Agreement, constitute the final, complete and exclusive agreement between the Parties, and supersede all prior oral or written agreements, consents and representations with respect thereto, and shall not be denied by any prior or current oral or written agreements, consents and representations.

Article 20. (Jurisdiction and Governing Law)

(1)	Any dispute arising out of or in connection with this Agreement, or related thereto, shall be governed by and construed in accordance with the Laws of the Republic of Korea.

(2)	Any Dispute shall be referred to and finally resolved by the Seoul Central District Court, which shall have exclusive jurisdiction on any such Dispute.

[Signature Page Follows]

In witness whereof, the Parties hereto have caused this Agreement to be executed as of the date first above written. As evidence of the execution of this Agreement, the Parties have prepared two (2) copies of this Agreement, each Party has signed or affixed their seal, and each Party shall retain one (1) copy for their records.

MiCo Ltd.

/s/ Lee Seok-Yun

Representative Director    Lee Seok-Yun    (sign)

Mainstream Holdings, Ltd.

/s/ Kim Chang-hee

Managing Director    Kim Chang-hee    (sign)